SECURITIES AND EXCHANGE COMMISSION

Washington. D.C. 20549

SCHEDULE 13D

(Rule l3d-101)

Information To Be Included in Statements Filed Pursuant

To Rule 13d-1(a) and Amendments Thereto Filed Pursuant To

Rule 13d-2(a)

Under the Securities Exchange Act of 1934

Lilis Energy, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

532403201

(CUSIP Number)

Peter Benz

216 16th St., Suite #1350

Denver, Colorado 80202

(303) 893-9000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 23, 2016

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule l3d-l(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 532403201	13D	Page 2

1	Name of reporting person I.R.S. identification number (entity only) Peter Benz
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 95,510
	8	Shared voting power 989,724(1)
	9	Sole dispositive power 95,510
	10	Shared dispositive power 989,724(1)
11	Aggregate amount beneficially owned by each reporting person 1,085,234
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 6.3%
14	Type of reporting person IN

(1)	This represents 341,553 shares of Issuer common stock held by LMIF Investments, LLC (“LMIF”), 399,096 shares of Issuer common stock held by Longview Marquis Master Fund, L.P. (“Longview”) and 249,075 shares of Issuer common stock held by SMF Investments, LLC (“SMF”). The natural persons with ultimate voting or investment control over the shares of common stock held by each of LMIF, Longview and SMIF are the reporting person, S. Michael Rudolph and Merrick Okamoto. As a result, the reporting person may be deemed to have voting or investment control over such shares. However, the reporting person disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The filing of this Schedule 13D shall not be deemed to be an admission that the reporting person is the beneficial owner of such shares.
(2)	Percentage based upon 17,159,273 outstanding shares of Common Stock.

CUSIP No. 532403201	13D	Page 3

Item 1. Security and Issuer.

This Schedule 13D is filed on behalf of Peter Benz (the “Reporting Person”) with respect to shares of common stock, par value $0.0001 per share (the “Common Stock”), of Lilis Energy, Inc., a Nevada corporation (the “Issuer”), having its principal executive office at 216 16th Street, Suite #1350, Denver, Colorado 80202.

Item 2. Identity and Background.

(a), (f) This Schedule 13D is filed on behalf of the Reporting Person, who is a United States citizen.

(b) The business address of the Reporting Person is216 16th Street, Suite #1350, Denver, Colorado 80202.

(c) The Reporting Person is a member of the board of directors the Issuer.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On June 23, 2016, pursuant to an Agreement and Plan of Merger, dated as of December 29, 2015, as amended on January 20, 2016, March 24, 2016 and June 22, 2016, by and among the Issuer, Lilis Merger Sub, Inc., a wholly owned subsidiary of Issuer (“Merger Sub”), and Brushy Resources, Inc. (“Brushy”), Merger Sub merged with and into Brushy, with Brushy continuing as the surviving entity and a wholly owned subsidiary of the Issuer (the “Merger”). As a result of the Merger, all issued and outstanding shares of Brushy common stock were exchanged for shares of Common Stock at a ratio of 0.4550916 shares of Common Stock for every one share of Brushy common stock. Of the shares of Common Stock being reported by this Schedule 13D, an aggregate of 1,035,234 shares of Common Stock represents shares of Brushy common stock beneficially owned by the Reporting Person immediately prior to the Merger that were exchanged for shares of Common Stock in connection with the Merger. In addition, in connection with the Reporting Person’s service on the Issuer’s board of directors, on July 7, 2016, the Reporting Person received a grant of restricted stock representing 50,000 shares of Common Stock.

Item 4. Purpose of Transaction.

The Reporting Person owns these shares of Common Stock for investment purposes and, in the future, may make purchases or sales of shares of Common Stock through open market or privately negotiated transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Person is a member of the board of directors of the Issuer. The Reporting Person does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

CUSIP No. 532403201	13D	Page 4

The Reporting Person evaluates his respective investments in the shares of Common Stock on a continual basis. Notwithstanding the foregoing, the Reporting Person may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Common Stock in open market or privately negotiated transactions or pursuant to the exercise of stock options or (ii) to dispose of all or a portion of his holdings of shares of Common Stock. In reaching any determination as to his future course of action, the Reporting Person will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business and investment opportunities available to the Reporting Person, and general economic and stock market conditions, including, but not limited to, the market price of the shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

(a) LMIF, Longview and SMIF beneficially own an aggregate of 989,724 shares of Common Stock, representing 5.8% of the total shares of Common Stock deemed outstanding. The natural persons with ultimate voting or investment control over the shares of common stock held by each of LMIF, Longview and SMIF are the Reporting Person, S. Michael Rudolph and Merrick Okamoto. As a result, the Reporting Person may be deemed to have voting or investment control over such shares. However, the Reporting Person disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The filing of this Schedule 13D shall not be deemed to be an admission that the reporting person is the beneficial owner of such shares. The Reporting Person personally owns an additional 95,510 shares of Common Stock. Accordingly, the Reporting Person may be deemed to beneficially own an aggregate of 1,085,234 shares of Common Stock, representing approximately 6.4% of the total shares of Common Stock deemed outstanding.

(b) The information set forth in rows 7 through 10 of the cover pages attached hereto are incorporated herein by reference.

(c) The Reporting Person has not engaged in any other transactions, other than as disclosed above, with respect to the Common Stock during the last 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None.

CUSIP No. 532403201	13D	Page 5

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2016

Peter Benz

/s/ Peter Benz
Peter Benz